April 14, 2024 **via First Class Mail**

Securities and Exchange Commission
Division of Trading and Markets
Att: Audited Broker-Dealer Annual Reports
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Longship Alternative Asset Management LLC (8-65914)

Ladies and Gentlemen:

Please find enclosed a copy of the audited financial statements for the fiscal year ended December 31, 2023 for Longship Alternative Asset Management (SEC File Number 8-65914).

Sincerely,

David E. McClean

43 Oyster Bay Road
Locust Valley, NY 11560

(516) 680-6630

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SEC FILE NUMBER
8-65914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Longship Alternative Asset Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 Oyster Bay Road
(No. and Street)

Locust Valley	NY	11560
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Constantine Baris	(516) 676-7111	conny@LongshipLLC.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial A	New Delhi	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

February 10, 2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK

COUNTY OF NASSAU

OATH OR AFFIRMATION

I, Constantine Baris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Longship Alternative Asset Management, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA L. COPPOLA
Notary Public, State of New York
No. 01CO6132752
Qualified in Queens County
Commission Expires August 29, 2025

Notary Public

Signature:

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

CONFIDENTIAL

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of
Longship Alternative Asset Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Longship Alternative Asset Management, LLC (the "Company") as of December 31, 2023 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operation and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2022.

New Delhi, India
April 15, 2024

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	21,196
Accounts Receivable		12,061
Other Assets		82
Total Assets	$	33,339

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued Liabilities	$	11,000
Total Current Liabilities		11,000
Members' Equity		22,339
Total Liabilities and Members' Equity	$	33,339

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Income:	
Consulting Fees	$ 48,589
Total Income	48,589
Expenses	
Travel & Entertainment	4,197
Telephone, Data & Communications	11,426
Professional Fees	119,061
Office Expenses	8,141
Insurance	10,021
Dues & Fees	6,638
Other Expenses	1,381
	160,865
Net Profit	$ (112,276)

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF CHANGES in MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance, January 1, 2022	$	121,712
Less: distributions to member		0
Add: contributions from member		12,903
Deduct: Net Loss		(112,276)
Balance, December 31, 2023		$22,339

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net Loss		$ (112,276)
Adjustments to reconcile net profit to net cash used in		
Operating activities:		
Decrease in Accounts Receivable	9,214	
Decrease in Other Assets	118	
Increase in Accrued Liabilities	5,347	
Total adjustments		14,679
Net Cash used in operating activities		(97,597)
Cash flows from by financing activities:		
Distributions to member	0	
Contributions from members	12,904	
Net cash provided by financing activities		12,904
Net Increase in Cash and cash equivalents		(84,694)
Cash and cash equivalents, beginning		105,890
Cash and cash equivalents, ending		$ 21,196

The accompanying notes are an integral of these financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) "the Company" was organized under the laws of the state of Delaware and was authorized to do business in New York. The company is registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. formerly the National Associate of Securities Dealers, in October 2003.

The liability of each member is limited to their capital account balance with the Company.

Concentration of Risk:

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase Bank. The balances at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2023 was $-0-.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from these estimates.

Income taxes:

The Company is taxed as a partnership for income tax purposes. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibilities of the members.

Revenue Recognition:

The Company provides advisory services to hedge funds, private equity and other financial managers. The company provides introductions from institutional investors as well as high networth investors. The company recognizes revenue when the institutional managers earn their respective management and success fees.

2. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the company had net capital, as defined, of $10,196 which exceed the required minimum net capital by $5,196. Aggregate indebtedness at December 31, 2023 totaled $11,000 and the ration of aggregate indebtedness to net capital was 107.89%

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section4(2)-Rule D, No. 506 of the Securities Act.

4. Commitments and Contingencies:

The Company has no significant contingent liabilities requiring disclosure in the financial statements.

5. Related Party Transactions:

Robert Stearns an owner of the Company and the owner of Volsung Capital, Inc. (Volsung). During 2023 Volsung was paid $99,250 for marketing services. Constantine Baris an owner of the Company and the owner of Baris Financial Mgmt., Ltd. (BFM). During 2023 was paid $7,499 for accounting, tax preparation and FinOp Services. David McClean an owner and the owner of DMA Consulting Group, Inc. (DMA). During 2023 DMAwas paid $1,875 for Compliance services.

6. Recently Issued Accounting Pronouncements

There were no new accounting procedures during the year ended December 31, 2023, that we believe would have a material impact on our financial position or results of operations.

7. Subsequent Events:

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023 and determined that there are no material events that would require disclosure in the Company's financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C RULE 15C3-1

DECEMBER 31, 2023

Computation of net capital		
Members' Equity	$	22,339
Less non-allowable assets:		
Accounts Receivable		12,061
Other Assets		82
Net Capital		10,196
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness		5,000
Excess net capital	$	5,196
Computation of aggregate indebtedness		
Total A.I. liabilities	$	11,000
Percentage of aggregate indebtedness to net capital		107.89%

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c#-3 of the Securities and Exchange Commission December 31, 2023

For the year ended Decebmer 31, 2023, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issured by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are not items to report under the requirements of this Rule.

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2023

The accompanying notes are an integral part of these financial statements

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of
Longship Alternative Asset Management, LLC

We have reviewed Longship Alternative Asset Management, LLC's statements, included in the accompanying Longship Alternative Asset Management, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to private placement of securities as the company receives finder fees for introducing institutional investors to registered investment advisors and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2022.

New Delhi, India
April 15, 2024

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)
EXEMPTION REPORT
DECEMBER 31, 2023

SEA 15c3-3 Exemption Report

Longship Alternative Asset Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 during 2022.

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities as the Company receives finder fees for introducing institutional investors to registered investment advisors.

3. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

4. The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

5. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Longship Alternative Asset Management, LLC

I, David McClean, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

David McClean, CCO
Partner and Chief Compliance Officer